July 22, 2019

Chip Cummings
Chief Executive Officer
Red Oak Capital Fixed Income III, LLC
625 Kenmoor Avenue SE
Suite 211
Grand Rapids, MI 49546

       Re: Red Oak Capital Fixed Income III, LLC
           Offering Statement on Form 1-A
           Filed June 25, 2019
           File No. 024-11026

Dear Mr. Cummings:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

FORM 1-A FILED ON JUNE 25, 2019

Cover Page

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption.The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.
2. Please be advised that you are responsible for analyzing the applicability of the
      Investment Advisers Act of 1940 to your external manager.
 Chip Cummings
FirstName LastNameChip Cummings
Red Oak Capital Fixed Income III, LLC
Comapany NameRed Oak Capital Fixed Income III, LLC
July 22, 2019
July 22, 2019 Page 2
Page 2
FirstName LastName
3. We note you were formed in June 2019 to originate senior loans collateralized by commercial real estate but have not yet commenced operations and have no assets. Please tell us your basis for including 'fixed income' in your name and how you considered whether it was appropriate in light of your lack of operations and assets.
Risk Factors
The Bonds do not elimimnate our company's or its subsidiaries' ability to incur additional debt..., page 8

4. We note your disclosure in this risk factor that the indenture will limit your ability to incur debt to 25% of the outstanding principal or any loans or other assets. However, in the following risk factor, you state that the indenture will not restrict you from incurring debt in excess of 25% of any loans or other assets. Please revise your disclosure, as appropriate, to reconcile this discrepancy.
Use of Proceeds, page 25

5. We note that your calculation of net proceeds for the maximum offering amount of Series
         A and Series B Bonds does not reflect the deduction of selling commissions. Please clarify and/or revise your use of proceeds table accordingly.
Security Ownership of Certain Beneficial Owners and Management, page 52

6. We note your disclosure regarding management owning "Class A." Please clarify the nature of the interests held by management. Additionally, as applicable, please file your amended articles of incorporation that provides for the issuance of these shares to management.
Compensation of our Manager and its Affiliates , page 56

7. We note your disclosure on page 13 that you will pay a disposition fee. Please revise your disclosure in this section to include all fees, including the disposition fee.
Notes to Financial Statements
Note 7. Commitments and Contingencies, page F-9

8. We note your disclosure that your managing manager has incurred and will continue to incur organizational and offering costs which are reimbursable from the Company. To the extent material, please revise your filing to disclose the total amount of organization and offering costs the managing member has incurred on your behalf to date.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Chip Cummings
Red Oak Capital Fixed Income III, LLC
July 22, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                           Sincerely,
FirstName LastNameChip Cummings
                                                           Division of
Corporation Finance
Comapany NameRed Oak Capital Fixed Income III, LLC
                                                           Office of Real
Estate and
July 22, 2019 Page 3                                       Commodities
FirstName LastName